Prospectus Supplement filed under Rule 424(b)(3)
in connection with Registration No. 333-122480

PROSPECTUS SUPPLEMENT NO. 1 DATED November 1, 2006

(To Prospectus Dated, December 15, 2005)

SLS INTERNATIONAL, INC.

This Prospectus Supplement No. 1 supplements information contained in that certain Prospectus, dated December 15, 2005 (the “Prospectus”), relating to the offer and sale by certain selling stockholders of up to 19,100,000 shares of SLS International, Inc.’s common stock. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

On October 31, 2006, Promethean II Master, L.P. acquired from HFTP Investments LLC 847 shares of Series C Preferred Stock and warrants to acquire 338,712 shares of our common stock. The following table amends and supplements the information set forth in the Prospectus under the caption “Selling Stockholders” by adding the disclosure for Promethean II Master, L.P., and with respect to HFTP Investments LLC, the information contained herein supersedes the information contained in the Prospectus:

Selling Stockholder	Shares Beneficially Owned Before Offering (1)	Percentage of Outstanding Shares Beneficially Owned Before Offering (2)	Shares of Common Stock Covered by this Prospectus (3)	Shares to be Owned After Offering
Promethean II Master, L.P. (4)	716,353	1.5%	903,356	0
HFTP Investments LLC (4)	2,455,611	4.9%	3,096,644	0

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(1)

The certificate of designation for our Series C Preferred Stock and the terms of the warrants referred to above prevent us from issuing shares of our common stock in connection with the conversion of our Series C Preferred Stock or the exercise of the warrants referred to above to the extent that such conversion or exercise would result in the holder or its affiliate (or any person whose beneficial ownership would be aggregated with the holder) beneficially owning in excess of 4.99% of the outstanding shares of our common stock following such conversion or exercise. These amounts do not reflect the premium accrued on the Series C Preferred Stock.

(2)

Percentage of outstanding shares is based on 47,661,481 shares of common stock, which is the number of shares outstanding on August 2, 2006, plus the assumed exercise of the options and/or warrants held by the selling stockholder. These percentages reflect the limitations on conversion and exercise described in footnote 1 above. Promethean II Master’s percentage does not reflect any shares it may be deemed to beneficially own as a result of its relationship to HFTP and HFTP’s percentage does not reflect any shares it may be deemed to beneficially own as a result of its relationship to Promethean II Master. See the relationship described in footnote 4 below.

(3)

This amount includes additional shares that may be issued to each of Promethean II Master, L.P. or HFTP Investments LLC as a result of the premium on the Series C Preferred Stock or as a result of potential adjustment to the preferred stock or the warrants.

(4)

Promethean Asset Management, LLC, a New York limited liability company (“Promethean”), serves as investment manager to each of Promethean II Master, L.P. (“Promethean II Master”) and HFTP Investments LLC (“HFTP”) and may be deemed to share beneficial ownership of the shares beneficially owned by Promethean II Master and HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by Promethean II Master and HFTP. Mr. James F O’Brien, Jr. indirectly controls Promethean. Mr. O’Brien disclaims beneficial ownership of the shares beneficially owned by Promethean, Promethean II Master and HFTP. Each of HFTP and Promethean II Master has advised us that (i) it is not a broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of such selling stockholder was not involved in the acquisition of the securities, and will not be involved in the ultimate sale, of the securities, (v) it acquired the securities in the ordinary course of its business, and (vi) at the time such selling stockholder acquired the securities, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

The Prospectus, together with this Prospectus Supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the common stock issuable upon conversion or exercise of the notes or warrants. All references in the prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended).”

This Prospectus Supplement is dated November 1, 2006